Exhibit 99

Magna announces Second Quarter and Year to Date Results

AURORA, ON, Aug. 5, 2011 /CNW/ - Magna International Inc. (TSX: MG) (NYSE: MGA) today reported financial results for the second quarter ended June 30, 2011.

On January 1, 2011, we adopted United States generally accepted accounting principles (“GAAP”) as our primary basis of accounting.  All financial information in this press release has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

	THREE MONTHS ENDED JUNE 30,		SIX MONTHS ENDED JUNE 30,
	2011	2010	2011	2010

Sales	$7,338	$5,898	$14,527	$11,248

Operating income	$362	$367	$762	$645

Net income	$282	$294	$604	$518

Diluted earnings per share	$1.15	$1.30	$2.45	$2.29

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.

THREE MONTHS ENDED JUNE 30, 2011

We posted sales of $7.3 billion for the second quarter ended June 30, 2011, an increase of 24% from the second quarter of 2010. We achieved this sales increase in a period when vehicle production increased 2% in Western Europe and was essentially level in North America, both relative to the second quarter of 2010.  Our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling and other sales all increased in the second quarter of 2011 relative to the comparable quarter in 2010.

Complete vehicle assembly sales increased 23% to $728 million for the second quarter of 2011 compared to $590 million for the second quarter of 2010, while complete vehicle assembly volumes increased 57% to approximately 35,000 units.

During the second quarter of 2011, operating income was $362 million, net income was $282 million and diluted earnings per share were $1.15, decreases of $5 million, $12 million and $0.15, respectively, each compared to the second quarter of 2010.

During the second quarter ended June 30, 2011, we generated cash from operations of $485 million before changes in non-cash operating assets and liabilities, and invested $170 million in non-cash operating assets and liabilities. Total investment activities for the second quarter of 2011 were $285 million, including $226 million in fixed asset additions, $45 million in investments and other assets, and $14 million to purchase subsidiaries.

SIX MONTHS ENDED JUNE 30, 2010

We posted sales of $14.5 billion for the six months ended June 30, 2011, an increase of 29% from the six months ended June 30, 2010. This higher sales level was a result of increases in our North American, European and Rest of World production sales, complete vehicle assembly sales and tooling, engineering and other sales.

During the six months ended June 30, 2011, vehicle production increased 8% to 6.5 million units in North America and 6% to 7.3 million units in Western Europe, each compared to the first six months of 2010.

Complete vehicle assembly sales increased 35% to $1.4 billion for the six months ended June 30, 2011 compared to $1 billion for the six months ended June 30, 2010, while complete vehicle assembly volumes increased 70% to approximately 68,500 units.

During the six months ended June 30, 2011, operating income was $762 million, net income was $604 million and diluted earnings per share were $2.45, increases of $117 million, $86 million and $0.16, respectively, each compared to the first six months of 2010.

During the six months ended June 30, 2011, we generated cash from operations before changes in non-cash operating assets and liabilities of $981 million, and invested $778 million in non-cash operating assets and liabilities. Total investment activities for the first six months of 2011 were $484 million, including $370 million in fixed asset additions, a $100 million increase in investments and other assets and $14 million to purchase subsidiaries.

A more detailed discussion of our consolidated financial results for the second quarter and six months ended June 30, 2011 is contained in the Management’s Discussion and Analysis of  Results of Operations and Financial Position and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.

DIVIDENDS

Yesterday, our Board of Directors declared a quarterly dividend of $0.25 with respect to our outstanding Common Shares for the quarter ended June 30, 2011. This dividend is payable on September 15, 2011 to shareholders of record on August 31, 2011.

UPDATED 2011 OUTLOOK

Vehicle Production Units
North America	13.0 million
Western Europe	13.6 million

Production Sales
North America	$13.2 - $13.7 billion
Europe	$8.3 - $8.6 billion
Rest of World	$1.3 - $1.5 billion
Total Production Sales	$22.8 - $23.8 billion

Assembly Sales	$2.6 - $2.9 billion
Total Sales	$27.5 - $28.9 billion

Operating Margin*	Approximately 5%

Tax Rate*	Approximately 21%

Capital Spending	$1.0 - $1.1 billion

* Excluding unusual items

In this 2011 outlook, in addition to 2011 light vehicle production, we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate current rates.

ABOUT MAGNA

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

We have approximately 104,000 employees in 269 manufacturing operations and 84 product development, engineering and sales centres in 26 countries.

We will hold a conference call for interested analysts and shareholders to discuss our second quarter results on Friday, August 5, 2011 at 8:00 a.m. EDT. The conference call will be chaired by Donald J. Walker, Chief Executive Officer. The number to use for this call is 1-800-909-7810. The number for overseas callers is 1-212-231-2920. Please call in at least 10 minutes prior to the call. We will also webcast the conference call at http://www.magna.com/. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s expected consolidated sales, based on expected light vehicle production in North America and Europe; Magna’s expected production sales in the North America, Europe and Rest of World segments; complete vehicle assembly sales; consolidated operating margin; effective income tax rate; and fixed asset expenditures. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volume levels; the potential bankruptcy of a major automotive customer; the inability of sub-suppliers to timely accommodate demand for their parts; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; the impact of potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at http://www.magna.com/. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at http://www.sedar.com/ and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at http://www.sec.gov/

MAGNA INTERNATIONAL INC.
Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and six months ended June 30, 2011 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2010 included in our 2010 Annual Report to Shareholders.

On January 1, 2011, we adopted United States generally accepted accounting principles (“GAAP”) as our primary basis of accounting, as further discussed in note 1[b] to the unaudited interim consolidated financial statements and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

The adoption of U.S. GAAP did not have a material change on our accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010. All comparative financial information contained in this MD&A and the unaudited interim consolidated financial statements has been revised to reflect our results as if they had been historically reported in accordance with U.S. GAAP.

This MD&A has been prepared as at August 4, 2011.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at June 30, 2011, we had 269 manufacturing operations and 84 product development, engineering and sales centres in 26 countries.

HIGHLIGHTS

Our second quarter 2011 total sales increased 24% over the second quarter of 2010, despite light vehicle production that was essentially level in North America, and up only 2% in Western Europe, in each case as compared to light vehicle production in the second quarter of 2010. Our North American, European and Rest of World production sales, as well as complete vehicle assembly sales and tooling and other sales, all increased relative to the second quarter of 2010. In particular, production sales in our Rest of World segment increased 48% compared to the second quarter of 2010, reflecting the acquisitions of Resil Minas (“Resil”) and Pabsa S.A (“Pabsa”) in South America, as well as the continued launch of new business. We continue to expand in a number of regions included in our Rest of World segment, and expect considerable future sales growth in this segment.

Despite the increase in total sales, our operating income decreased $5 million to $362 million in the second quarter of 2011, compared to $367 million in the second quarter of 2010. Operational inefficiencies and other costs, in particular at our exteriors and interiors systems business in Europe, higher commodity costs, new facility costs incurred to support our growth around the world, as well as the favourable settlement of certain commercial items during the second quarter of 2010 were the primary factors behind the decrease, more than offsetting the operating income earned on the increased sales in the second quarter of 2011 combined with the net positive impact from the unusual items in the second quarters of 2010 and 2011.

Our top priority continues to be the improvement of our underperforming operations in Europe. Based on our current plans, we expect to see an improvement in operating results, excluding Unusual Items, for both our exteriors and interiors business and our Europe segment in general, in the second half of this year, along with further improvement beyond 2011.

Although investments for new facilities around the world negatively impact earnings in the short term, such investments are expected to result in future growth in sales and earnings.

We recently signed a contract with BMW Group for the development and assembly of the MINI Paceman. The MINI Paceman represents the second new vehicle program produced by Magna Steyr for MINI, and will be produced on the same assembly line as the MINI Countryman.

FINANCIAL RESULTS SUMMARY

During the second quarter of 2011 we posted sales of $7.3 billion, an increase of 24% from the second quarter of 2010. This higher sales level was a result of increases in our North American, European and Rest of World production sales, Complete vehicle assembly sales and tooling, engineering and other sales. Comparing the second quarters of 2011 to 2010:

•                  North American vehicle production was essentially unchanged while our North American production sales increased 20%;

•                  Western European vehicle production increased 2% and our European production sales increased 32%;

•                  Complete vehicle assembly sales increased 23% to $728 million, as complete vehicle assembly volumes increased 57%;

•                  Rest of World production sales increased 48% to $335 million; and

•                  Tooling, engineering and other sales increased 14% to $484 million.

During the second quarter of 2011, we earned operating income of $362 million compared to $367 million for the second quarter of 2010. Excluding the unusual items recorded in the second quarters of 2011 and 2010, as discussed in the “Unusual Items” section, the $39 million decrease in operating income was primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  favourable settlement of certain commercial items in the second quarter of 2010;

•                  increased commodity costs;

•                  pre-operating costs incurred at new facilities;

•                  higher costs related to launches in our components business;

•                  higher employee profit sharing;

•                  recovery, in the second quarter of 2010, of receivables previously provided for;

•                  costs related to the integration of acquisitions completed during the second quarter of 2011; and

•                  net customer price concessions subsequent to the second quarter of 2010.

These factors were partially offset by:

•                  increased margins earned on significantly higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2010;

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  lower incentive compensation;

•                  productivity and efficiency improvements at certain facilities; and

•                  the recovery of previously expensed engineering and design costs.

During the second quarter of 2011, net income decreased $12 million to $282 million compared to $294 million for the second quarter of 2010. Excluding the unusual items recorded in the second quarters of 2011 and 2010, as discussed in the “Unusual Items” section, net income for the second quarter of 2011 decreased $43 million. The decrease in net income was a result of the decrease in operating income and higher income taxes primarily as a result of an increase in losses not benefitted.

During the second quarter of 2011, our diluted earnings per share decreased by $0.15 to $1.15 compared to $1.30 for the second quarter of 2010. Excluding the unusual items recorded in the second quarters of 2011 and 2010, as discussed in the “Unusual Items” section, diluted earnings per share for the second quarter of 2011 decreased by $0.28. The decrease in diluted earnings per share is a result of the decrease in net income and an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was due to the net issue of shares during 2010 related primarily to the plan of arrangement completed August 31, 2010 (“the Arrangement”) that eliminated our dual-class share structure and an increase in the number of diluted shares associated with stock options and restricted stock partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

UNUSUAL ITEMS

During the three months and six months ended June 30, 2011 and 2010, we recorded certain unusual items as follows:

	2011			2010
	Operating Income	Net Income	Diluted Earnings per Share	Operating Income	Net Income	Diluted Earnings per Share
Second Quarter
Gain on disposal (1)	$10	$10	$0.04	$—	$—	$—
Restructuring charges (3)	—	—	—	(24)	(21)	(0.09)
Total second quarter unusual items	10	10	0.04	(24)	(21)	(0.09)
First Quarter
Write down of real estate (2)	(9)	(9)	(0.04)	—	—	—
Sale of facility (4)	—	—	—	14	14	0.06
Total first quarter unusual items	(9)	(9)	(0.04)	14	14	0.06
Total year to date unusual items	$1	$1	$—	$(10)	$(7)	$(0.03)

(1)   Gain on disposal

During the second quarter of 2011, we sold our 40% non-controlling interest in an equity accounted investment for $151 million and realized a $10 million gain on the disposition.

(2)   Write down of real estate

During the first quarter of 2011, we determined that a group of corporate real estate assets were non-core and should be held for disposal. Our founder, Mr. Stronach, subsequently expressed an interest in acquiring the properties and independent appraisals were obtained under the oversight of the Board’s Corporate Governance and Compensation Committee. Because the appraised fair value of the group of properties was less than their $52 million carrying value, we recorded a $9 million impairment charge in the quarter related to this asset group. In May 2011, we reached a verbal agreement with Mr. Stronach on the terms of sale for this asset group within the appraised fair value range and on other terms negotiated and recommended by the Committee and approved by all the independent directors. In July, Mr. Stronach confirmed that he would proceed with the purchase of three out of the five properties in the group. Our former Co-Chief Executive Officer, Siegfried Wolf, subsequently expressed his interest in acting as a substitute purchaser for the other two properties and, in August, we reached an agreement to sell the two properties to Mr. Wolf at the prices and on the terms previously approved by the independent directors.

(3)   Restructuring charges

During the second quarter of 2010, we recorded restructuring and rationalization costs of $21 million in cost of goods sold and $3 million in selling, general and administrative expense related to the planned closure of a powertrain systems facility and two body & chassis systems facilities in North America.

(4)   Sale of facility

During the first quarter of 2010, we sold our interest in an electronics systems joint venture in China and realized a $14 million gain.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our supply base and competition from manufacturers with operations in low cost countries, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010, and remain substantially unchanged in respect of the second quarter ended June 30, 2011.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months			For the six months
	ended June 30,			ended June 30,
	2011	2010	Change	2011	2010	Change
1 Canadian dollar equals U.S. dollars	1.034	0.973	+ 6%	1.024	0.967	+ 6%
1 euro equals U.S. dollars	1.440	1.274	+ 13%	1.404	1.329	+ 6%
1 British pound equals U.S. dollars	1.632	1.493	+ 9%	1.617	1.527	+ 6%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and six months ended June 30, 2011 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED JUNE 30, 2011

Sales

	For the three months
	ended June 30,
	2011	2010	Change
Vehicle Production Volumes (millions of units)
North America	3.103	3.099	—
Western Europe	3.548	3.489	+ 2%
Sales
External Production
North America	$3,533	$2,949	+ 20%
Europe	2,258	1,710	+ 32%
Rest of World	335	226	+ 48%
Complete Vehicle Assembly	728	590	+ 23%
Tooling, Engineering and Other	484	423	+ 14%
Total Sales	$7,338	$5,898	+ 24%

External Production Sales - North America

External production sales in North America increased 20% or $0.6 billion to $3.5 billion for the second quarter of 2011 compared to $2.9 billion for the second quarter of 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2010, including the:

•                  Jeep Grand Cherokee;

•                  BMW X3;

•                  Chevrolet Cruze;

•                  Dodge Durango;

•                  Ford Explorer cross utility vehicle (“CUV”);

•                  Chevrolet Equinox; and

•                  Ford Fiesta;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  an increase in production volumes on certain existing programs; and

•                  an increase in content on certain programs, including the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan.

These factors were partially offset by:

•      programs that ended production during or subsequent to the second quarter of 2010, including the:

•                  Mercury brand vehicles; and

•                  Ford Explorer sports utility vehicle (“SUV”); and

•                  net customer price concessions subsequent to the second quarter of 2010.

External Production Sales - Europe

External production sales in Europe increased 32% or $0.55 billion to $2.26 billion for the second quarter of 2011 compared to $1.71 billion for the second quarter of 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the second quarter of 2010, including the:

•                  MINI Countryman;

•                  Audi A1; and

•                  Volkswagen Touareg;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

•                  an increase in production volumes on certain existing programs; and

•                  acquisitions completed subsequent to the second quarter of 2010, including Erhard & Söhne GmbH.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the second quarter of 2010, including the BMW X3; and

•                  net customer price concessions subsequent to the second quarter of 2010.

External Production Sales - Rest of World

External production sales in Rest of World increased 48% or $109 million to $335 million for the second quarter of 2011 compared to $226 million for the second quarter of 2010. The increase in production sales is primarily as a result of:

•                  acquisitions completed during or subsequent to the second quarter of 2010 including, Resil and Pabsa, which positively impacted sales by $77 million;

•                  the launch of new programs during or subsequent to the second quarter of 2010 in China and Brazil; and

•                  a $19 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies, including the Brazilian real and Chinese Renminbi, against the U.S. dollar.

Complete Vehicle Assembly Sales

Under the terms of all our current assembly contracts we are acting as principal and purchased components and systems in assembled vehicles are included in our inventory and cost of goods sold. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Historically, certain contracts have provided that third party components and systems were held on consignment by us, in which case the selling price to the OEM customer reflected a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. Historically, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacted our level of sales and operating margin percentage, but may not have necessarily affected our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis had the effect of increasing the level of total sales, however, because purchased components were included in cost of goods sold, profitability as a percentage of total sales was reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis had the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	For the three months
	ended June 30,
	2011	2010	Change
Complete Vehicle Assembly Sales	$728	$590	+ 23%
Complete Vehicle Assembly Volumes (Units)
Full-Costed:
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class,
Aston Martin Rapide and BMW X3	35,224	20,826
Value-Added:
Chrysler 300 and Jeep Grand Cherokee	—	1,555
	35,224	22,381	+ 57%

Complete vehicle assembly sales increased 23% or $138 million to $728 million for the second quarter of 2011 compared to $590 million for the second quarter of 2010 while assembly volumes increased 57% or 12,843 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs subsequent to the second quarter of 2010, including the MINI Countryman;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar; and

•                  an increase in assembly volumes for the Mercedes-Benz G-Class and Peugeot RCZ.

These factors were partially offset by:

•                  the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010; and

•                  a decrease in assembly volumes for the Aston Martin Rapide.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 14% or $61 million to $484 million for the second quarter of 2011 compared to $423 million for the second quarter of 2010.

In the second quarter of 2011 the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Dodge Journey;

•                  Skoda Fabia;

•                  Opel Calibra;

•                  Chery A6 Coupe;

•                  Peugeot RCZ;

•                  BMW X3;

•                  Chevrolet Camaro; and

•                  Mercedes-Benz M-Class.

In the second quarter of 2010 the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fiesta;

•                  MINI Cooper and Countryman;

•                  BMW X3;

•                  Peugeot RCZ;

•                  Mercedes-Benz M-Class;

•                  Jeep Grand Cherokee;

•                  Chery A6;

•                  Saab 9-5; and

•                  Chevrolet Silverado and GMC Sierra.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

Cost of Goods Sold

Cost of goods sold increased $1.4 billion to $6.5 billion for the second quarter of 2011 compared to $5.1 billion for the second quarter of 2010 and cost of goods sold as a percentage of total sales increased to 88.3% for the second quarter of 2011 compared to 86.4% for the second quarter of 2010. The unusual items discussed in the “Unusual Items” section negatively impacted cost of goods sold as a percentage of total sales in the second quarter of 2010 by 0.4%. Excluding unusual items, cost of goods sold as a percentage of total sales increased by 2.3% substantially due to:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities in Europe;

•                  an increase in complete vehicle assembly sales which have a higher material content than our consolidated average;

•                  favourable settlement of certain commercial items in the second quarter of 2010;

•                  pre-operating costs incurred at new facilities;

•                  increased commodity costs;

•                  higher costs related to launches in our components business;

•                  higher employee profit sharing;

•                  an increase in tooling sales that have low or no margins; and

•                  net customer price concessions subsequent to the second quarter of 2010.

These factors were partially offset by:

•                  increased gross margin earned on significantly higher production sales;

•                  lower costs incurred related to launches at our complete vehicle assembly operations; and

•                  productivity and efficiency improvements at certain facilities.

Depreciation and Amortization

Depreciation and amortization costs increased $10 million to $172 million for the second quarter of 2011 compared to $162 million for the second quarter of 2010. The increase in depreciation and amortization was primarily as a result of:

•                  an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  acquisitions completed subsequent to the first quarter of 2010, including Resil and Erhard & Söhne GmbH.

These factors were partially offset by the impairment of certain assets subsequent to the second quarter of 2010.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.8% for the second quarter of 2011 compared to 5.3% for the second quarter of 2010. The unusual items discussed in the “Unusual Items” section positively impacted SG&A as a percentage of total sales in the second quarter of 2011 by 0.1%. Excluding these unusual items, SG&A as a percentage of total sales decreased by 0.4%.

SG&A expense increased $36 million to $350 million for the second quarter of 2011 compared to $314 million for the second quarter of 2010. Excluding the unusual items recorded in the second quarters of 2011 and 2010 (as discussed in the “Unusual Items” section), SG&A expenses increased by $49 million primarily as a result of:

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar; and

•                  higher wages and other costs to support the growth in sales;

•                  due diligence costs related to completed and/or potential acquisitions;

•                  acquisitions completed subsequent to the second quarter of 2010, including Resil and Erhard & Söhne GmbH; and

•                  higher group and divisional incentive compensation.

These factors were partially offset by:

•                  lower executive compensation; and

•                  lower stock-based compensation.

Equity Income

Equity income decreased $9 million to $29 million for the second quarter of 2011 compared to $38 million for the second quarter of 2010 primarily as a result of including our share of the loss in our E-Car Systems partnership in equity loss in the current quarter (see the “Corporate and Other” segment analysis section for additional information) partially offset by higher income from other equity investments.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT is calculated as follows:

(i)                                     EBIT which represents income from operations before income taxes and interest income, net; excluding

(ii)                                  Unusual items, which consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

	For the three months ended June 30,
	External Sales			Adjusted EBIT
	2011	2010	Change	2011	2010	Change
North America	$3,724	$3,140	$584	$354	$301	$53
Europe	3,245	2,517	728	(13)	83	(96)
Rest of World	355	241	114	14	25	(11)
Corporate and Other	14	—	14	(3)	(18)	15
Total reportable segments	$7,338	$5,898	$1,440	$352	$391	$(39)

Excluded from Adjusted EBIT for the second quarters of 2011 and 2010 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	For the three months
	ended June 30,
	2011	2010
North America
Restructuring charges	$—	$(24)
Corporate and Other
Gain on disposal	10	—
	$10	$(24)

North America

Adjusted EBIT in North America increased $53 million to $354 million for the second quarter of 2011 compared to $301 million for the second quarter of 2010 primarily as a result of:

•                  increased margins earned on significantly higher production sales;

•                  incremental margin earned on the launch of new facilities and new programs;

•                  an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  higher costs incurred in preparation for upcoming launches;

•                  increased commodity costs;

•                  higher employee profit sharing;

•                  costs related to the integration of acquisitions completed during the second quarter of 2011;

•                  pre-operating costs incurred at new facilities;

•                  higher group and divisional incentive compensation;

•                  higher affiliation fees paid to corporate; and

•                  net customer price concessions subsequent to the second quarter of 2010.

Europe

Adjusted EBIT in Europe decreased $96 million to a loss of $13 million for the second quarter of 2011 compared to income of $83 million for the second quarter of 2010 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•                  favourable settlement of certain commercial items in the second quarter of 2010;

•                  pre-operating costs incurred at new facilities;

•                  higher commodity costs;

•                  recovery, in the second quarter of 2010, of receivables previously provided for; and

•                  net customer price concessions subsequent to the second quarter of 2010.

These factors were partially offset by:

•                  lower costs incurred related to launches at our complete vehicle assembly operations;

•                  increased margins earned on higher production sales;

•                  productivity and efficiency improvements at certain facilities; and

•                  higher equity income.

Rest of World

Rest of World Adjusted EBIT decreased $11 million to $14 million for the second quarter of 2011 compared to $25 million for the second quarter of 2010 primarily as a result of:

•                  additional infrastructure costs to support future growth in South America, China and India;

•                  higher commodity costs; and

•                  net customer price concessions subsequent to the second quarter of 2010.

These factors were partially offset by:

•                  increased margins earned on significantly higher production sales;

•                  lower warranty costs;

•                  an increase in equity income earned; and

•                  incremental margin earned on new programs that launched during or subsequent to the second quarter of 2010.

Corporate and Other

Corporate and Other Adjusted EBIT increased $15 million to a loss of $3 million for the second quarter of 2011 compared to a loss of $18 million for the second quarter of 2010 primarily as a result of:

•                  lower incentive compensation; and

•                  the recovery of previously expensed engineering and design costs.

In addition, the Adjusted EBIT from our E-Car Systems partnership was unchanged for the second quarter of 2011 compared to the second quarter of 2010 as the $7 million increase in development and launch costs was offset by a reduced ownership percentage as a result of the Arrangement.

Interest Income, net

During the second quarters of 2011 and 2010, we did not record any net interest income.

Operating Income

Operating income decreased $5 million to $362 million for the second quarter of 2011 compared to $367 million for the second quarter of 2010. Excluding the unusual items discussed in the “Unusual Items” section, operating income for the second quarter of 2011 decreased $39 million. The decrease in operating income is the result of the decrease in EBIT (excluding unusual items), as discussed above.

Income Taxes

The effective income tax rate on operating income was 22.1% for the second quarter of 2011 compared to 19.9% for the second quarter of 2010. In the second quarters of 2011 and 2010, income tax rates were impacted by the items discussed in the “Unusual Items” section. Excluding the unusual items, the effective income tax rate increased to 22.7% for the second quarter of 2011 compared to 19.4% for the second quarter of 2010. The effective tax rate increased primarily as a result of and an increase in losses not benefitted in Europe and an unfavourable mix of earnings, which were partly offset by the higher utilization of losses in the United States that were previously not benefitted.

Net Income

Net income decreased $12 million to $282 million for the second quarter of 2011 compared to $294 million for the second quarter of 2010. Excluding the unusual items discussed in the “Unusual Items” section, net income decreased $43 million. The decrease in net income is the result of the decrease in operating income and higher income taxes, both as discussed above.

Earnings per Share

	For the three months
	ended June 30,
	2011	2010	Change
Earnings per Common Share or Class B Share
Basic	$1.17	$1.31	- 11%
Diluted	$1.15	$1.30	- 12%
Average number of Common Shares and Class B Shares outstanding (millions)
Basic	240.9	224.3	+ 7%
Diluted	244.8	226.8	+ 8%

Diluted earnings per share decreased $0.15 to $1.15 for the second quarter of 2011 compared to $1.30 for the second quarter of 2010. Excluding the unusual items discussed in the “Unusual Items” section, diluted earnings per share decreased $0.28 from the second quarter of 2010 as a result of the decrease in net income (excluding unusual items), described above, and by an increase in the weighted average number of diluted shares outstanding during the quarter.

The increase in the weighted average number of diluted shares outstanding was primarily due to the net issue of Common Shares during 2010 related to the Arrangement, the issue of Common Shares related to the exercise of stock options and an increase in the number of diluted shares associated with stock options, partially offset by the effect of the repurchase and cancellation of Common Shares pursuant to our normal course issuer bid.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended June 30,
	2011	2010	Change
Net income	$282	$294
Items not involving current cash flows	203	162
	485	456	$29
Changes in non-cash operating assets and liabilities	(170)	92
Cash provided from operating activities	$315	$548	$(233)

Cash flow from operations before changes in non-cash operating assets and liabilities increased $29 million to $485 million for the second quarter of 2011 compared to $456 million for the second quarter of 2010. The increase in cash flow from operations was due to a $41 million increase in items not involving current cash flows, partially offset by a $12 million decrease in net income, as discussed above. Items not involving current cash flows are comprised of the following:

	For the three months
	ended June 30,
	2011	2010
Depreciation and amortization	$172	$162
Other non-cash charges	27	43
Amortization of other assets included in cost of goods sold	20	14
Amortization of employee wage buydown	3	4
Deferred income taxes	10	(23)
Equity income	(29)	(38)
Items not involving current cash flows	$203	$162

Cash invested in non-cash operating assets and liabilities amounted to $170 million for the second quarter of 2011 compared to cash generated of $92 million for the second quarter of 2010. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended June 30,
	2011	2010
Accounts receivable	$141	$(281)
Inventories	(126)	(64)
Income taxes payable	(10)	70
Prepaid expenses and other	7	(1)
Accounts payable	(175)	297
Accrued salaries and wages	(4)	29
Other accrued liabilities	(2)	43
Deferred revenue	(1)	(1)
Changes in non-cash operating assets and liabilities	$(170)	$92

The decrease in accounts receivable and accounts payable in the second quarter of 2011 was primarily due to a decrease in production activities at the end of the second quarter of 2011 compared to the first quarter of 2011. The increase in inventories was primarily due to higher tooling inventory and increased production inventory to support launch activities.

Capital and Investment Spending

	For the three months
	ended June 30,
	2011	2010	Change
Fixed asset additions	$(226)	$(161)
Investments and other assets	(45)	(40)
Fixed assets, investments and other assets additions	(271)	(201)
Purchase of subsidiaries	(14)	—
Proceeds from disposition	194	26
Cash used for investment activities	$(91)	$(175)	$84

Fixed assets, investments and other assets additions

In the second quarter of 2011, we invested $226 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the second quarter of 2011 was for manufacturing equipment for programs that will be launching subsequent to the second quarter of 2011. Consistent with our strategy to expand in developing markets, approximately 23% (2010 - 26%) of this investment was in Russia, China, Brazil and India.

In the second quarter of 2011, we invested $31 million in other assets related primarily to fully reimbursable tooling, engineering and capital costs for programs that will be launching subsequent to the second quarter of 2011, as well as investing an additional $14 million in equity accounted investments in Korea.

Proceeds from disposition

On June 3, 2011, we sold our 40% non-controlling interest in an equity accounted investment for proceeds of $151 million and recognized a $10 million gain on the disposition. The remaining $43 million of proceeds include:

•                  the normal course reimbursement received in respect of planning and engineering costs that were capitalized in prior periods; and

•                  normal course fixed and other asset disposals.

Financing

	For the three months
	ended June 30,
	2011	2010	Change
Increase in bank indebtedness	$14	$27
Settlement of stock options	(25)	—
Repayments of debt	(10)	(29)
Issues of debt	3	4
Issues of Common Shares	3	2
Contribution to subsidiaries by non-controlling interests	8	—
Cash dividends paid	(58)	(20)
Cash used for financing activities	$(65)	$(16)	$(49)

During the second quarter of 2011, our Honorary Chairman and Founder, Mr. Stronach, exercised 1,083,333 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of our Common Shares on the TSX on the date of exercise and the aggregate Exercise Price of all such options surrendered.

Cash dividends paid per Common Share were $0.25 for the second quarter of 2011, for a total of $58 million.

Financing Resources

	As at	As at
	June 30,	December 31,
	2011	2010	Change
Liabilities
Bank indebtedness	$77	$20
Long-term debt due within one year	17	19
Long-term debt	52	47
	146	86
Non-controlling interest	15	3
Shareholders’ equity	8,785	8,023
Total capitalization	$8,946	$8,112	$834

Total capitalization increased by $0.8 billion to $8.9 billion at June 30, 2011 compared to $8.1 billion at December 31, 2010, primarily as a result of the increase in shareholders’ equity.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned during the first six months of 2011;

•                  a $305 million increase in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the strengthening of the euro, Canadian dollar and British pound, each against the U.S. dollar between December 31, 2010 and June 30, 2011; and

•                  Common Shares issued on the exercise of stock options.

These factors were partially offset by:

•                  dividends paid during the first six months of 2011; and

•                  the purchase for cancellation of Common Shares in connection with our normal course issuer bid.

Cash Resources

During the second quarter of 2011, our cash resources increased by $0.17 billion to $1.74 billion as a result of the cash provided from operating activities partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion of which $1.9 billion was unused and available.

On July 8, 2011, we entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaces a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 4, 2011 were exercised:

Common Shares	242,072,960
Stock options (i)	8,558,531
250,631,491

(i)        Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2011 that are outside the ordinary course of our business. Refer to our MD&A included in our 2010 Annual Report.

RESULTS OF OPERATIONS - FOR THE SIX MONTHS ENDED JUNE 30, 2011

Sales

	For the six months
	ended June 30,
	2011	2010	Change
Vehicle Production Volumes (millions of units)
North America	6.477	5.978	+ 8%
Western Europe	7.253	6.869	+ 6%
Sales
External Production
North America	$7,096	$5,617	+ 26%
Europe	4,440	3,413	+ 30%
Rest of World	651	413	+ 58%
Complete Vehicle Assembly	1,402	1,036	+ 35%
Tooling, Engineering and Other	938	769	+ 22%
Total Sales	$14,527	$11,248	+ 29%

External Production Sales - North America

External production sales in North America increased 26% or $1.5 billion to $7.1 billion for the six months ended June 30, 2011 compared to $5.6 billion for the six months ended June 30, 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2010, including the:

•                  Jeep Grand Cherokee;

•                  BMW X3;

•                  Dodge Durango;

•                  Chevrolet Cruze;

•                  Ford Explorer CUV;

•                  Chevrolet Equinox; and

•                  Ford Fiesta;

•                  an increase in production volumes on certain existing programs;

•                  an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

•                  an increase in content on certain programs, including the:

•                  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan; and

•                  Chevrolet Camaro.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the six months ended June 30, 2010, including the:

•                  Mercury brand vehicles; and

•                  Ford Explorer SUV; and

•                  net customer price concessions subsequent to the six months ended June 30, 2010.

External Production Sales - Europe

External production sales in Europe increased 30% or $1.0 billion to $4.4 billion for the six months ended June 30, 2011 compared to $3.4 billion for the six months ended June 30, 2010. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the six months ended June 30, 2010, including the:

•                  MINI Countryman;

•                  Audi A1;

•                  Porsche Cayenne and Volkswagen Touareg; and

•                  BMW 5-Series;

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar;

•                  an increase in production volumes on certain existing programs; and

•                  acquisitions completed subsequent to the six months ended June 30, 2010, including Erhard & Söhne GmbH.

These factors were partially offset by:

•                  programs that ended production during or subsequent to the six months ended June 30, 2010, including the BMW X3; and

•                  net customer price concessions subsequent to the six months ended June 30, 2010.

External Production Sales - Rest of World

External production sales in Rest of World increased 58% or $238 million to $651 million for the six months ended June 30, 2011 compared to $413 million for the six months ended June 30, 2010, primarily as a result of:

•                  acquisitions completed during or subsequent to the six months ended June 30, 2010, including Resil and Pabsa, which positively impacted sales by $134 million;

•                  the launch of new programs during or subsequent to the six months ended June 30, 2010 in China and Brazil;

•                  a $33 million increase in reported U.S. dollar sales as a result of the strengthening of foreign currencies, including the Brazilian real and Chinese Renminbi, against the U.S. dollar; and

•                  an increase in production volumes on certain existing programs.

Complete Vehicle Assembly Sales

	For the six months
	ended June 30,
	2011	2010	Change
Complete Vehicle Assembly Sales	$1,402	$1,036	+ 35%
Complete Vehicle Assembly Volumes (Units)
Full-Costed:
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class, Aston Martin Rapide and BMW X3	68,526	34,855
Value-Added:
Chrysler 300 and Jeep Grand Cherokee	—	5,497
	68,526	40,352	+ 70%

Complete vehicle assembly sales increased 35% or $0.4 billion to $1.4 billion for the six months ended June 30, 2011 compared to $1.0 billion for the six months ended June 30, 2010 while assembly volumes increased 70% or 28,174 units.

The increase in complete vehicle assembly sales is primarily as a result of:

•                  the launch of new assembly programs during or subsequent to the six months ended June 30, 2010, including the:

•                  MINI Countryman; and

•                  Aston Martin Rapide;

•                  an increase in assembly volumes for the Peugeot RCZ and Mercedes-Benz G-Class; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the euro against the U.S. dollar.

These factors were partially offset by the end of production on certain assembly programs at our Magna Steyr facility, including the:

•                  BMW X3 in the third quarter of 2010; and

•                  Chrysler 300 and Jeep Grand Cherokee in the second quarter of 2010.

Tooling, Engineering and Other

Tooling, engineering and other sales increased 22% or $169 million to $938 million for the six months ended June 30, 2011 compared to $769 million for the six months ended June 30, 2010.

In the six months ended June 30, 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•      MINI Cooper and Countryman;

•      Chrysler 300C, Dodge Charger and Challenger;

•      BMW X3;

•      Opel Calibra;

•      Mercedes-Benz M-Class;

•      Dodge Journey;

•      Chery A6 Coupe;

•      Skoda Fabia;

•      Chevrolet Camaro; and

•      Peugeot RCZ.

In the six months ended June 30, 2010, the major programs for which we recorded tooling, engineering and other sales were the:

•      Ford Fiesta;

•      MINI Cooper and Countryman;

•      Chevrolet Silverado and GMC Sierra;

•      BMW X3;

•      Mercedes-Benz M-Class;

•      Audi A8;

•      Peugeot RCZ; and

•      Jeep Grand Cherokee.

In addition, tooling, engineering and other sales increased as a result of the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

Segment Analysis

	For the six months ended June 30,
	External Sales			Adjusted EBIT
	2011	2010	Change	2011	2010	Change
North America	$7,499	$5,941	$1,558	$738	$567	$171
Europe	6,316	4,867	1,449	16	85	(69)
Rest of World	689	441	248	28	40	(12)
Corporate and Other	23	(1)	24	(22)	(40)	18
Total reportable segments	$14,527	$11,248	$3,279	$760	$652	$108

Excluded from Adjusted EBIT for the six months periods ended 2011 and 2010 were the following unusual items, which have been discussed in the “Unusual Items” section above.

	For the six months
	ended June 30,
	2011	2010
North America
Restructuring charges	$—	$(24)
Rest of World
Sale of facility	—	14
Corporate and Other
Gain on disposal	10	—
Write down of real estate	(9)	—
	1	—
	$1	$(10)

North America

Adjusted EBIT in North America increased $171 million to $738 million for the six months ended June 30, 2011 compared to $567 million for the six months ended June 30, 2010 primarily as a result of:

•      increased margins earned on significantly higher production sales;

•      incremental margin earned on the launch of new facilities and new programs;

•      an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;

•      higher equity income; and

•      productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•      higher costs incurred in preparation for upcoming launches;

•      higher employee profit sharing;

•      increased commodity costs;

•      operational inefficiencies and other costs at certain facilities;

•      pre-operating costs incurred at new facilities;

•      higher affiliation fees paid to corporate;

•      costs related to the integration of acquisitions completed during the second quarter of 2011;

•      higher warranty costs;

•      higher group and divisional incentive compensation; and

•      net customer price concessions subsequent to the six months ended June 30, 2010.

Europe

Adjusted EBIT in Europe decreased $69 million to $16 million for the six months ended June 30, 2011 compared to $85 million for the six months ended June 30, 2010 primarily as a result of:

•      operational inefficiencies and other costs at certain facilities, in particular at certain exteriors and interiors systems facilities;

•      favourable settlement of certain commercial items in the six months ended June 30, 2010;

•      higher commodity costs;

•      pre-operating costs incurred at new facilities;

•      recovery, in the six months ended June 30, 2010, of receivables previously provided for; and

•      net customer price concessions subsequent to the six months ended June 30, 2010.

These factors were partially offset by:

•      lower costs incurred related to launches at our complete vehicle assembly operations;

•      increased margins earned on significantly higher production sales;

•      lower employee profit sharing;

•      productivity and efficiency improvements at certain facilities;

•      lower warranty costs; and

•      higher equity income.

Rest of World

Rest of World adjusted EBIT decreased $12 million to $28 million for the six months ended June 30, 2011 compared to $40 million for the six months ended June 30, 2010 primarily as a result :

•      additional infrastructure costs to support future growth in South America, China and India;

•      higher commodity costs; and

•      net customer price concessions subsequent to the six months ended June 30, 2010.

These factors were partially offset by:

•      increased margins earned on significantly higher production sales;

•      an increase in equity income earned;

•      incremental margin earned on new programs that launched during or subsequent to the six months ended June 30, 2010; and

•      lower warranty costs.

Corporate and Other

Corporate and Other EBIT adjusted EBIT increased $18 million to a loss of $22 million for the six months ended June 30, 2011 compared to a loss of $40 million for the six months ended June 30, 2010, primarily as a result of:

•      lower incentive compensation;

•      the recovery of previously expensed engineering and design costs; and

•      an increase in affiliation fees earned from our divisions.

In addition, the Adjusted EBIT from our E-Car Systems partnership was unchanged for the six months ended June 30, 2011 compared to the six months ended June 30, 2010 as the $14 million increase in development and launch costs was offset by a reduced ownership percentage as a result of the Arrangement.

SUBSEQUENT EVENTS

On July 19, 2011, we entered into an agreement in principle, subject to regulatory approvals, to sell a non strategic interior systems operation located in Germany, with an effective date of July 3, 2011.  The operation has a history of losses which are projected to continue throughout the business planning period.

During the third quarter of 2011, we expect to record a charge of approximately $100 million related to the disposal of the business.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 26 of our 2010 audited consolidated financial statements, which describes these claims.

For a discussion of risk factors relating to legal and other claims against us, refer to “Item 3. Description of the Business - Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2010.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: expansion and future sales growth in the Rest of World segment; and operating results improvement in Europe. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a slower than anticipated economic recovery or a deterioration of economic conditions; production volume levels; the potential bankruptcy of a major automotive customer; the inability of sub-suppliers to timely accommodate demand for their parts; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; the impact of potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
[Unaudited]
[U.S. dollars in millions, except per share figures]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2011	2010	2011	2010
Sales		$7,338	$5,898	$14,527	$11,248
Costs and expenses
Cost of goods sold		6,483	5,093	12,792	9,761
Depreciation and amortization		172	162	337	326
Selling, general and administrative	5, 10	350	314	702	598
Interest income, net		—	—	(1)	(3)
Equity income		(29)	(38)	(65)	(79)
Income from operations before income taxes		362	367	762	645
Income taxes		80	73	158	127
Net income		282	294	604	518

Other comprehensive income (loss):	11
Net unrealized gain (loss) on translation of net investment in foreign operations		71	(298)	306	(278)
Net unrealized loss on available-for-sale investments		—	—	(3)	—
Net unrealized gains (losses) on cash flow hedges		5	(24)	30	35
Reclassifications of net gains on cash flow hedges to net income		(11)	(16)	(18)	(16)
Pension and post retirement benefits		—	(1)	1	—
Other comprehensive income (loss)		65	(339)	316	(259)

Comprehensive income (loss)		347	(45)	920	259
Comprehensive income attributable to non-controlling interests		(2)	—	(1)	—
Comprehensive income (loss) attributable to Magna International Inc.		$345	$(45)	$919	$259

Earnings per Common Share [note 2]:
Basic		$1.17	$1.31	$2.50	$2.31
Diluted		$1.15	$1.30	$2.46	$2.29

Cash dividends paid per Common Share		$0.25	$0.18	$0.50	$0.18
Average number of Common Shares outstanding during the period [in millions]:
Basic		240.9	224.3	241.4	224.1
Diluted		244.8	226.8	245.8	226.5

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[Unaudited]
[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2011	2010	2011	2010

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$282	$294	$604	$518
Items not involving current cash flows	3	203	162	377	318
		485	456	981	836
Changes in non-cash operating assets and liabilities	3	(170)	92	(778)	(248)
Cash provided from operating activities		315	548	203	588

INVESTMENT ACTIVITIES
Fixed asset additions		(226)	(161)	(370)	(289)
Purchase of subsidiaries		(14)	—	(14)	(2)
Increase in investments and other assets		(45)	(40)	(100)	(67)
Proceeds from disposition	5	194	26	227	200
Cash used for investing activities		(91)	(175)	(257)	(158)

FINANCING ACTIVITIES
Increase in bank indebtedness		14	27	33	31
Repayments of debt		(10)	(29)	(12)	(38)
Settlement of stock options		(25)	—	(25)	—
Issues of debt		3	4	9	5
Issue of Common Shares		3	2	51	9
Repurchase of Common Shares		—	—	(88)	—
Contribution to subsidiaries by non-controlling interests		8	—	8	—
Dividends paid		(58)	(20)	(119)	(20)
Cash used for financing activities		(65)	(16)	(143)	(13)

Effect of exchange rate changes on cash and cash equivalents		15	(71)	60	(63)

Net increase (decrease) in cash and cash equivalents during the period		174	286	(137)	354
Cash and cash equivalents, beginning of period		1,570	1,338	1,881	1,270
Cash and cash equivalents, end of period		$1,744	$1,624	$1,744	$1,624

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[Unaudited]
[U.S. dollars in millions]

		As at	As at
		June 30,	December 31,
	Note	2011	2010
ASSETS
Current assets
Cash and cash equivalents	3	$1,744	$1,881
Accounts receivable		4,743	3,543
Inventories	4	2,098	1,822
Deferred tax assets		76	77
Prepaid expenses and other		185	162
		8,846	7,485

Investments	5, 12	498	575
Fixed assets, net		3,956	3,742
Goodwill		1,241	1,194
Deferred tax assets		63	60
Other assets	6	672	640
		$15,276	$13,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$77	$20
Accounts payable		3,964	3,496
Accrued salaries and wages		537	445
Other accrued liabilities	7	1,085	899
Income taxes payable		4	55
Deferred tax liabilities		30	31
Long-term debt due within one year	8	17	19
		5,714	4,965

Deferred revenue		11	15
Long-term debt	8	52	47
Other long-term liabilities	9	596	551
Deferred tax liabilities		103	92
		6,476	5,670

Shareholders’ equity
Capital stock
Common Shares [issued: 242,052,460; December 31, 2010 - 242,564,616]		4,536	4,500
Contributed surplus		52	56
Retained earnings		3,138	2,715
Accumulated other comprehensive income	11	1,059	752
		8,785	8,023

Non-controlling interest		15	3
		8,800	8,026
		$15,276	$13,696

See accompanying notes

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
[Unaudited]
[U.S. dollars in millions]

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
	[in millions]

Balance, December 31, 2010	242.6	$4,500	$56	$2,715	$752	$3	$8,026
Net income				604			604
Other comprehensive income					316	(1)	315
Contributions to subsidiaries by non-controlling interests						8	8
Acquisition of subsidiaries						5	5
Shares issued (repurchased):
Exercise of stock options	1.1	61	(10)				51
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid	(1.7)	(32)		(47)	(9)		(88)
Stock-based compensation expense			19				19
Settlement of stock options			(7)	(14)			(21)
Dividends paid		1		(120)			(119)
Balance, June 30, 2011	242.0	$4,536	$52	$3,138	$1,059	$15	$8,800

	Common Shares					Non-
		Stated	Contributed	Retained		controlling	Total
	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
	[in millions]

Balance, December 31, 2009	223.9	$3,779	$32	$2,803	$685	$—	$7,299
Net income				518			518
Other comprehensive loss					(259)		(259)
Shares issued (repurchased):
Exercise of stock options	0.5	10	(1)				9
Release of restricted stock		6	(6)				—
Repurchase and cancellation under normal course issuer bid	(0.2)
Stock-based compensation expense			14				14
Dividends paid				(20)			(20)
Balance, June 30, 2010	224.2	$3,795	$39	$3,301	$426	$—	$7,561

(i)     AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1. SIGNIFICANT ACCOUNTING POLICIES

[a]        Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in notes 1 and 28 to the annual consolidated financial statements for the year ended December 31, 2010.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited consolidated financial statements should be read in conjunction with the December 31, 2010 audited consolidated financial statements and notes included in the Company’s 2010 Annual Report and the March 31, 2011 unaudited interim consolidated financial statements and notes included in the Company’s First Quarter Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2011 and the results of operations, cash flows and changes in equity for the three-month and six-month periods ended June 30, 2011 and 2010.

[b]        Accounting Changes

Adoption of United States Generally Accepted Accounting Principles

In February 2008, the Canadian Accounting Standards Board confirmed the transition from Canadian GAAP to International Financial Reporting Standards [“IFRS”] for all publicly accountable entities no later than fiscal years commencing on or after January 1, 2011. As a result, management undertook a detailed review of the implications of Magna having to report under IFRS and also examined the alternative available to the Company, as a Foreign Private Issuer in the United States, of filing its primary financial statements in Canada using U.S. GAAP, as permitted by the Canadian Securities Administrators’ National Instrument 51-102, ‘‘Continuous Disclosure Obligations’’.

In carrying out this evaluation, management considered many factors, including, but not limited to (i) the changes in accounting policies that would be required and the resulting impact on the Company’s reported results and key performance indicators, (ii) the reporting standards expected to be used by many of the Company’s industry comparables, and (iii) the financial reporting needs of the Company’s market participants, including shareholders, lenders, rating agencies and market analysts.

As a result of this analysis, management determined that Magna would adopt U.S. GAAP as its primary basis of financial reporting commencing January 1, 2011 on a retrospective basis. All comparative financial information contained in the unaudited interim consolidated financial statements has been revised to reflect the Company’s results as if they had been historically reported in accordance with U.S. GAAP.

The adoption of U.S. GAAP did not have a material change on the Company’s accounting policies or financial results, except for the reporting differences disclosed in note 28 to the annual consolidated financial statements for the year ended December 31, 2010.

Multiple-Deliverable Revenue Arrangements

In October 2009, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2009-13, “Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements”. This ASU eliminates the requirement that undelivered elements must have objective and reliable evidence of fair value before a company can recognize the portion of the consideration that is attributable to items that already have been delivered. This may allow some companies to recognize revenue on transactions that involve multiple deliverables earlier than under the current requirements. For Magna, this ASU is effective for revenue arrangements entered into or materially modified on or after January 1, 2011. This change did not have any material impact on the interim consolidated financial statements.

[c]        Future Accounting Policies

Comprehensive Income

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220), requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. Reclassification adjustments between net income and other comprehensive income must be shown on the face of the statement(s), with no resulting change in net earnings. This new standard would be effective for the Company in the first quarter of 2012. The adoption of this ASU is not expected to have a material effect on the Company’s financial statements.

Fair Value Measurement

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820), clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. This new standard would be effective for the Company in the first quarter of 2012. The adoption of this ASU will not affect the Company’s financial statements.

[d]      Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2. EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Basic earnings per Common Share:
Net income	$282	$294	$604	$518
Average number of Common Shares outstanding	240.9	224.3	241.4	224.1
Basic earnings per Common Share	$1.17	$1.31	$2.50	$2.31
Diluted earnings per Common Share:
Net income	$282	$294	$604	$518
Average number of Common Shares outstanding	240.9	224.3	241.4	224.1
Adjustments
Stock options and restricted stock [a]	3.9	2.5	4.4	2.4
	244.8	226.8	245.8	226.5
Diluted earnings per Common Share	$1.15	$1.30	$2.46	$2.29

[a]   Diluted earnings per Common Share exclude 2.6 million [2010 - 3.6 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

3. DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]   Cash and cash equivalents:

	June 30,	December 31,
	2011	2010
Bank term deposits, bankers’ acceptances and government paper	$1,462	$1,565
Cash	282	316
	$1,744	$1,881

[b]   Items not involving current cash flows:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Depreciation and amortization	$172	$162	$337	$326
Other non-cash charges	27	43	57	60
Amortization of other assets included in cost of goods sold	20	14	37	28
Deferred income taxes	10	(23)	5	(26)
Amortization of employee wage buydown	3	4	6	9
Equity income	(29)	(38)	(65)	(79)
	$203	$162	$377	$318

[c]   Changes in non-cash operating assets and liabilities:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Accounts receivable	$141	$(281)	$(1,010)	$(1,014)
Inventories	(126)	(64)	(188)	(179)
Income taxes payable	(10)	70	(42)	123
Prepaid expenses and other	7	(1)	(7)	(11)
Accounts payable	(175)	297	272	516
Accrued salaries and wages	(4)	29	66	110
Other accrued liabilities	(2)	43	136	209
Deferred revenue	(1)	(1)	(5)	(2)
	$(170)	$92	$(778)	$(248)

4. INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2011	2010
Raw materials and supplies	$812	$724
Work-in-process	243	202
Finished goods	255	226
Tooling and engineering	788	670
	$2,098	$1,822

Tooling and engineering inventory represents costs incurred on separately priced tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

5. INVESTMENTS

On June 3, 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain in selling, general and administrative expense related to the disposition.

6. OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2011	2010
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$324	$309
Long-term receivables	165	129
Patents and licences, net	39	33
Other, net	144	169
	$672	$640

7. WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2011	2010
Balance, beginning of period	$68	$75
Expense, net	10	10
Settlements	(9)	(4)
Foreign exchange and other	4	(2)
Balance, March 31	73	79
Expense, net	9	11
Settlements	(12)	(19)
Foreign exchange and other	3	(4)
Balance, June 30	$73	$67

8. LONG-TERM DEBT

On July 8, 2011, the Company entered into a new four-year revolving credit facility in the amount of $2.25 billion. The facility, which matures on July 8, 2015, replaces a $2.0 billion revolving credit facility that was set to expire on July 31, 2012. The facility includes a $100 million Asian tranche and a tranche for Canada, U.S., and Europe, which is fully transferable between jurisdictions and can be drawn in U.S. dollars, Canadian dollars or euros.

9. EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Defined benefit pension plan and other	$4	$3	$8	$7
Termination and long service arrangements	7	6	15	12
	$11	$9	$23	$19

10. STOCK-BASED COMPENSATION

[a]   Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2011			2010
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable
Beginning of period	11,142,450	34.22	3,362,116	7,150,544	34.26	4,988,544
Granted	—	—	—	5,050,000	30.00	—
Exercised	(1,079,779)	44.94	(1,079,779)	(408,924)	22.52	(408,924)
Cancelled	—	—	—	(51,000)	36.64	(51,000)
Vested	—	—	2,400,001	—	—	716,666
March 31	10,062,671	33.07	4,682,338	11,740,620	32.83	5,245,286
Granted	—	—	—	70,000	35.98	—
Exercised (ii)	(1,216,973)	25.72	(1,216,973)	(97,180)	25.86	(97,180)
Cancelled	(66,666)	30.00	—	(13,812)	43.72	(13,812)
Vested	—	—	72,000	—	—	2,000
June 30	8,779,032	34.11	3,537,365	11,699,628	32.89	5,136,294

(i)                                                          The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)                                                      During the second quarter of 2011, the Company’s Honorary Chairman and Founder, Mr. Stronach, exercised 1,083,333 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the TSX on the date of exercise and the aggregate Exercise Price of all such options surrendered.

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2011	2010	2011	2010
Risk free interest rate	—	2.55%	—	2.34%
Expected dividend yield	—	2.00%	—	2.00%
Expected volatility	—	35%	—	35%
Expected time until exercise	—	4.5 years	—	4.5 years
Weighted average fair value of options granted or modified in period (Cdn$)	$—	$9.81	$—	$8.11

Compensation expense related to the incentive stock option plan recorded in selling, general and administrative expenses during the three and six-month periods ended June 30, 2011 was $5 million [2010 - $7 million] and $12 million [2010 - $10 million], respectively.

[b]   Long-term retention program

Information about the Company’s long-term retention program is as follows [number of shares in table below are expressed in whole numbers]:

	June 30,
	2011	2010
Common Shares awarded and not released	1,026,304	1,182,736
Reduction in stated value of Common Shares	$34	$39
Unamortized compensation expense recorded as a reduction of shareholders’ equity	$6	$14

Compensation expense related to the long-term retention program recorded in selling, general and administrative expenses during the three and six-month periods ended June 30, 2011 was $3 million [2010 - $1 million] and $4 million [2010 - $3 million], respectively.

11. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2011	2010
Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$744	$727
Net unrealized gain on translation of net investment in foreign operations	235	20
Repurchase of shares under normal course issuer bid	(9)	—
Balance, March 31	970	747
Net unrealized gain (loss) on translation of net investment in foreign operations	71	(298)
Balance, June 30	1,041	449
Accumulated net unrealized gains on cash flow hedges (i)
Balance, beginning of period	55	2
Net unrealized gains on cash flow hedges	25	59
Reclassifications of net gain on cash flow hedges to net income	(7)	—
Balance, March 31	73	61
Net unrealized gains (loss) on cash flow hedges	5	(24)
Reclassifications of net gain on cash flow hedges to net income	(11)	(16)
Balance, June 30	67	21
Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	11	—
Net unrealized loss on investments	(3)	—
Balance, March 31	8	—
Net unrealized loss on investments	—	—
Balance, June 30	8	—
Accumulated net unrealized loss on other long-term liabilities
Balance, beginning of period	(58)	(44)
Net unrealized gain on other long-term liabilities	1	1
Balance, March 31	(57)	(43)
Net unrealized loss on other long-term liabilities	—	(1)
Balance, June 30	(57)	(44)
Total accumulated other comprehensive income	$1,059	$426

(i)   The amount of income tax expense that has been netted in the amounts above is as follows:

	2011	2010
Balance, beginning of period	$(17)	$(2)
Net unrealized gains on cash flow hedges	(8)	(14)
Reclassifications of net gains on cash flow hedges to net income	3	2
Balance, March 31	(22)	(14)
Net unrealized (gains) losses on cash flow hedges	(4)	9
Reclassifications of net gains on cash flow hedges to net income	5	4
Balance, June 30	$(21)	$(1)

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $48 million [net of income taxes of $14 million].

12. FINANCIAL INSTRUMENTS

[a]   The Company’s financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2011	2010
Held for trading
Cash and cash equivalents	$1,744	$1,881
Investment in asset-backed commercial paper	87	84
	$1,831	$1,965
Held to maturity investments
Severance investments	$5	$5
Available-for-sale
Equity investments	$17	$19
Loans and receivables
Accounts receivable	$4,743	$3,543
Long-term receivables included in other assets	165	129
	$4,908	$3,672
Other financial liabilities
Bank indebtedness	$77	$20
Long-term debt (including portion due within one year)	69	66
Accounts payable	3,964	3,496
	$4,110	$3,582
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$68	$58
Other assets	43	40
Other accrued liabilities	(21)	(17)
Other long-term liabilities	(15)	(13)
	75	68
Natural gas contracts
Other accrued liabilities	(5)	(6)
Other long-term liabilities	(4)	(5)
	(9)	(11)
	$66	$57

[b]   Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

Investments

At June 30, 2011, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$125 million [December 31, 2010 - Cdn$127 million]. The carrying value and estimated fair value of this investment was Cdn$84 million [December 31, 2010 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At June 30, 2011, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $17 million, which was based on the closing share price of the investments on June 30, 2011.

Term debt

The Company’s term debt includes $17 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

[c]   Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For both the three and six-month periods ended June 30, 2011, sales to the Company’s six largest customers represented 81% of the Company’s total sales, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d]   Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at June 30, 2011, the net foreign exchange exposure was not material.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

[f]    Foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. However, as a result of hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates.

In particular, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At June 30, 2011, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. amount	300	613
euro amount	41	19
For U.S. dollars
Peso amount	3,897	120
For euros
U.S. amount	48	108
GBP amount	129	13
Czech Koruna amount	3,967	62
Polish Zlotys amount	206	43

Forward contracts mature at various dates through 2014. Foreign currency exposures are reviewed quarterly.

13. CONTINGENCIES

[a] In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

[i] In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•                  breach of fiduciary duty by the Company and two of its subsidiaries;

•                  breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•                  the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•                  a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•                  oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2012, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b] In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 7]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

14. SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated as follows:

(iii)     EBIT which represents income from operations before income taxes and interest income, net; excluding

(iv)     Unusual items, which consist of significant non-operational items such as: restructuring charges generally related to plant closures; impairment charges; gains or losses on disposal of facilities; and other items not reflective of on-going operating profit or loss.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

The following tables show segment information and Adjusted EBIT for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes.

	Three months ended				Three months ended
	June 30, 2011				June 30, 2010
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$1,511	$1,413		$620	$1,305	$1,221		$593
United States	1,756	1,619		683	1,447	1,330		678
Mexico	746	692		405	631	589		354
Eliminations	(267)	—		—	(227)	—		—
	3,746	3,724	$354	1,708	3,156	3,140	$301	1,625
Europe
Euroland	2,663	2,615		1,068	2,051	2,020		888
Great Britain	198	198		57	202	202		59
Other European countries	457	432		519	323	295		409
Eliminations	(41)	—		—	(32)	—		—
	3,277	3,245	(13)	1,644	2,544	2,517	83	1,356
Rest of World	385	355	14	268	257	241	25	154
Corporate and Other (i)	(70)	14	(3)	336	(59)	—	(18)	370
Total reportable segments	7,338	7,338	352	3,956	5,898	5,898	391	3,505
Restructuring			—				(24)
Gain on disposal of investment [note 5]			10				—
	$7,338	$7,338	$362	3,956	$5,898	$5,898	$367	3,505
Current assets				8,846				7,409
Investments, goodwill, deferred tax assets, and other assets				2,474				2,089
Consolidated total assets				$15,276				$13,003

(i)     Corporate and other includes equity loss of $20 million [2010 - $nil] related to the Company’s proportionate share of the net loss in the E-Car Systems partnership. For the three months ended June 30, 2011, the partnership recorded sales of $20 million [2010 - $3 million], an EBIT loss of $27 million [2010 - $20 million] and had fixed assets of $82 million [2010 - $47 million].

14. Segmented Information (CONTINUED)

	Six months ended				Six months ended
	June 30, 2011				June 30, 2010
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$3,072	$2,872		$620	$2,544	$2,370		$593
United States	3,575	3,299		683	2,748	2,516		678
Mexico	1,432	1,328		405	1,132	1,055		354
Eliminations	(540)	—		—	(452)	—		—
	7,539	7,499	$738	1,708	5,972	5,941	$567	1,625
Europe
Euroland	5,178	5,089		1,068	3,931	3,861		888
Great Britain	418	417		57	406	406		59
Other European countries	866	810		519	650	600		409
Eliminations	(85)	—		—	(68)	—		—
	6,377	6,316	16	1,644	4,919	4,867	85	1,356
Rest of World	741	689	28	268	472	441	40	154
Corporate and Other (i)	(130)	23	(22)	336	(115)	(1)	(40)	370
Total reportable segments	14,527	14,527	760	3,956	11,248	11,248	652	3,505
Write down of real estate			(9)				—
Gain on disposal of facility			—				14
Restructuring			—				(24)
Gain on disposal of investment [note 5]			10				—
Interest income, net			1				3
	$14,527	$14,527	$762	3,956	$11,248	$11,248	$645	3,505
Current assets				8,846				7,409
Investments, goodwill deferred tax assets and other assets				2,474				2,089
Consolidated total assets				$15,276				$13,003

(i)     Corporate and other includes equity loss of $38 million [2010 - $nil] related to the Company’s proportionate share of the net loss in the E-Car Systems partnership. For the six months ended June 30, 2011, the partnership recorded sales of $36 million [2010 - $3 million], an EBIT loss of $52 million [2010 - $38 million] and had fixed assets of $82 million [2010 - $47 million].

15. REAL ESTATE ASSETS HELD FOR DISPOSAL

During the first quarter of 2011, the Company determined that a group of corporate real estate assets were non-core and should be held for disposal. As the Company’s founder, Mr. Stronach, subsequently expressed an interest in acquiring the properties, independent appraisals were obtained for each property under the oversight of the Board’s Corporate Governance and Compensation Committee. Because the appraised fair value of the group of properties was less than their $52 million carrying value, the Company recorded a $9 million impairment charge in the quarter related to this asset group. In May 2011, the Company reached a verbal agreement with Mr. Stronach on the terms of sale for this asset group within the appraised fair value range and on other terms negotiated and recommended by the Committee and approved by all the independent directors. In July, Mr. Stronach confirmed that he would proceed with the purchase of three out of the five properties in the group. The Company’s former Co-Chief Executive Officer, Siegfried Wolf, subsequently expressed his interest in acting as a substitute purchaser for the other two properties and, in August, the Company reached an agreement to sell the two properties to Mr. Wolf at the prices and on the terms previously approved by the independent directors.

16. SUBSEQUENT EVENTS

On July 19, 2011, the Company entered into an agreement in principle, subject to regulatory approvals, to sell a non-strategic interior systems operation located in Germany, with an effective date of July 3, 2011.  The operation has a history of losses which are projected to continue throughout the business planning period.

During the third quarter of 2011, the Company expects to record a charge of approximately $100 million related to the disposal of the business.

17. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

For further information:

please contact Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

For teleconferencing questions, please contact Karin Kaminski at 905-726-7103.